May 28, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Baxalta Incorporated (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12B
Filed April 10, 2014
File Number 001-36782

Dear Mr. Riedler:

We submit this letter in response to oral comments from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received via a telephone call on May 26, 2015, relating to the Company’s Registration Statement on Form 10-12B (the “Form 10”).

The Company is concurrently filing via EDGAR Amendment No. 4 to the Form 10 with an updated Information Statement (the “Information Statement”).

The Staff has requested that the Company provide complete responses to the Staff’s prior comments number 13, number 14 and number 23 in the Staff’s letter of January 9, 2015. In this letter, we have recited such comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the Information Statement included as Exhibit 99.1 to the Form 10.

Exhibit 99.1, Information Statement

Unaudited Pro Forma Combined Financial Statements, page 43

13.	With regard to pro forma adjustments (A) and (B), please tell us how these amounts are factually supportable. In this regard, if the manufacturing and supply agreements that will be entered into in connection with the separation include specific and/or minimum amounts to be sold to Baxter at a stated cost, please indicate such.

Company Response:

The Company respectfully advises the Staff that pro forma adjustments (A) and (B) are factually supportable as they apply the terms included in the Manufacturing and Supply Agreement and Transition Services Agreement to actual historical financial information. The Manufacturing and Supply Agreement does not include any specific or minimum amounts to be sold; however, the costs are stated within the Manufacturing and Supply Agreement based on a mark-up applied to certain production costs incurred. Pro forma adjustment (A) was calculated based on actual volumes for the year ended December 31, 2014 and the three months ended March 31, 2015 and the mark-ups specified in the Manufacturing and Supply Agreement. Pro forma adjustment (B) was based on the metrics specified in the related Transition Services Agreement to calculate certain service costs to be charged to Baxalta under the Transition Services Agreement compared to specific cost allocations included in the historical financial statements.

Jeffrey P. Riedler

Securities and Exchange Commission

14.	With regard to pro forma adjustments (C), (G) and (J), please tell us how these amounts are factually supportable. Please tell us whether you have entered into a financing arrangement in connection with the separation from Baxter. If so, please disclose the terms of such arrangement.

Company Response:

The Company respectfully advises the Staff that the pro forma adjustments relating to the debt issuance and related debt discount (F) and interest expense (C) are factually supportable as they are derived from the principal amount and indicative pricing from the lead underwriters of a senior note offering that the Company has board authorization for and intends to issue prior to the separation. With respect to the remaining pro forma adjustments relating to cash (J), the Company advises that the cash distribution to Baxter is supported by the Separation and Distribution Agreement. Cash contributions from Baxter in connection with the already completed formation of various Baxalta entities are supported by underlying transactions. The Company has not yet entered into any definitive agreements with respect to the senior note offering.

23.	If Baxalta will incur or assume indebtedness around the time of the spin-off, the financing arrangement and the material terms of the financing agreements or indentures should be fully disclosed in the information statement on page 131.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it updated its disclosures with respect to the Company’s financing arrangements, including in the section entitled “Questions and Answers about the Separation and Distribution – What are Baxalta’s financing arrangements?” on page 6, in the “Risk Factors” section on page 34 and in the “Description of Material Indebtedness” section on page 146 of the Information Statement included as Exhibit 99.1 to Amendment No. 3 to the Form 10 filed May 19, 2015; and in the same sections and page numbers of the Information Statement included as Exhibit 99.1 to Amendment No. 4 to the Form 10 filed May 28, 2015.

In response to an oral comment from the Staff, the Company is also filing the office lease agreement with respect to the Company’s headquarters in Bannockburn, Illinois as Exhibit 10.11 to Amendment No. 4 to the Form 10.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310, David Scharf at (224) 948-3440, or Stephanie Miller at (224) 948-3216.

Sincerely,

/s/ Robert J. Hombach
Robert J. Hombach
Corporate Vice President and
Chief Financial Officer